Verve Therapeutics, Inc.

500 Technology Square, Suite 901

Cambridge, MA 02139

June 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verve Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-256608

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verve Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-256608), as amended, so that it may become effective at 4:00 p.m. Eastern time on June 16, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Craig Hilts of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6083, or in his absence, Lia Der Marderosian at (617) 526-6982, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

VERVE THERAPEUTICS, INC.

By:	/s/ Andrew Ashe
Name:	Andrew Ashe, J.D.
Title:	President and Chief Operating Officer